November 16, 2005

Mail Stop 4561

Jonathan Levine
President
Panoshan Marketing Corp.
Suite 400, 715 - 5th Avenue S.W.
Calgary, Alberta  T2P 2X6, Canada

Re:	Panoshan Marketing Corp.
      Amendment No. 7 to Registration Statement on Form F-1 Filed
November 3, 2005
      Registration No. 333-118576

Dear Mr. Levine:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Your most recent amendment does not contain page numbers.
Please
ensure that all future amendments contain page numbers.

Cover Page

2. We refer to your statement that, "Any investor purchasing the Units may resell the shares separately from the warrants or the shares underlying the warrants." Please clarify that you are referring to investors who purchase from the selling shareholders.

Summary

3. We have reviewed your revisions in response to comment 10.
Please
revise to include a brief summary of your current business. In this vein, we note that you currently have the rights to market and sell one product in one jurisdiction.

4. We have reviewed your revisions in response to comment 11 and re-issue the comment. It is unclear why a discussion of Mr.
Durward`s
time commitments is relevant disclosure in the summary section.
Please revise to remove this disclosure or advise us as to why this is material disclosure.

Risk Factors

Panoshan Marketing Corporation is a start-up company and subject to all the risks of a new business, which may include failure and the loss of your investment

5. We note your statement that you have not yet started your proposed operations. Please revise to reconcile this disclosure with the disclosure that you have entered into an agreement to market the PC
Weasel. Further, please revise to describe the risks of a start-up company rather than a general reference to the fact that there are risks associated with a start-up company.

The potential market for our products may not develop as we expect and we may not realize any revenues, which means that our business may fail.

6. Please reconcile your disclosure that your business plan is new and untried with the disclosure in the immediately following risk factor that other companies are already engaged in your proposed business of marketing products similar to your intended product types. Consider revising to discuss the risk referred to in the caption.

Plan of Distribution

7. We refer to your statement that, once the Units are sold by the selling shareholders, the shares and warrants that make up the Units may be resold separately. This does not appear to be consistent with your disclosure on the cover that does not discuss the possibility of reselling the warrants using this registration statement. Please revise to remove this statement or revise the document to include a fixed price at which the warrants may be resold.





Management`s Discussion and Analysis or Plan of Operation

8. Please revise your statement that indicates that Panoshan currently has approximately $40,000 in cash in light of your disclosure immediately prior to this that as of August 31, 2005, Panoshan has $32,594 in cash.

9. We note your statement that you expect monthly expenses to be between $1,500 and $2,000. Please revise to disclose whether this amount includes the monthly $1,000 management services fee to be paid to Puroil.

Description of Business

10. We note your statement that you entered into a distribution rights agreement on May 1, 2004 with Server Researches, the owner of the patent on the PC Weasel. Please revise to disclose, as you have in the risk factors, that to date you have not entered any distribution agreements with potential distributors to distribute the
PC Weasel.


*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Eric McPhee at (202) 551-3693 or Daniel
Gordon,
Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Owen Pinkerton, Attorney-Advisor, at (202) 551-3694 or me at
(202) 551-3780 with any other questions.


Sincerely,



Elaine Wolff
Branch Chief

cc:	W. Scott Lawler, Esq. (via facsimile)
	Lawler & Associates
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Jonathan Levine
Panoshan Marketing Corp.
November 16, 2005
Page 4